Exhibit 99.3

PRESS RELEASE

TotalEnergies’ Latest Pangea Supercomputer
Tackles the Energy Transition

Pau, July 2, 2024 – Today, TotalEnergies launched the new generation of its Pangea 4 supercomputer at the Jean Féger Scientific and Technical Center at Pau in southwest France. Initially developed to support TotalEnergies’ exploration and production activities, the new version of Pangea is available for use across the Company and is at the service of its energy transition.

Supporting TotalEnergies’ energy transition with scientific supercomputing

Pangea 4 responds to the needs of TotalEnergies’ new activities, with:

▪	windflow simulations for the design and siting of wind farms;

▪	simulations of reservoir storage capacity in connection with our CCS (carbon capture and storage) projects;

▪	methane emissions reduction calculations.

Where supercomputing meets energy efficiency

A hybrid solution consisting of a machine located onsite and cloud computing, Pangea 4’s 24/7 computing speed is twice that of the previous version. It is more compact and more energy efficient, using almost 90% less electricity, reducing our datacenters’ carbon footprint while maintaining peak performance for digital simulations.

"As yet another demonstration of the Company’s pioneer spirit, the latest incarnation of Pangea strengthens our lead in industrial digital simulation. It combines supercomputing capacity with cloud computing, allowing the Company to meet the growing and increasingly diverse needs of our activities, especially in new energies, in order to help grow our business through our energy transition strategy," said Namita Shah, President, OneTech at TotalEnergies

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations : +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).